UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
RPM International Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	02-0642224

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

2628 Pearl Road, P.O. Box 777, Medina, Ohio	44258

(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so Registered	each class is to be registered

Rights to Purchase Shares of Common Stock of RPM International Inc., $0.01 par value per Share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.☐
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
     On April 21, 2009, the Board of Directors of RPM International Inc. (the “Company”) declared a dividend distribution of one right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company. The distribution will be payable on May 11, 2009 (the “Record Date”) to the stockholders of record as of the close of business on the Record Date. Each Right entitles the registered holder to purchase from the Company one-tenth of a share of Common Stock at a price of $70.00 per whole share, subject to adjustment (the “Purchase Price”).
     The description and terms of the Rights are set forth in a Rights Agreement dated as of April 21, 2009 (the “Rights Agreement”), between the Company and National City Bank, as Rights Agent (the “Rights Agent”). The Rights Agreement and the Rights thereunder replace the Company’s previous stockholder rights agreement and the rights thereunder which will expire by their terms on May 11, 2009.
     Pursuant to the Rights Agreement, until the earliest to occur of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (an “Acquiring Person”), or (ii) the close of business on the tenth business day (or such later date as may be specified by the Directors) following the commencement of a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 15% or more of the outstanding Common Stock (the earliest of such dates being hereinafter called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates.
     For purposes of the Rights Agreement, a person or group of affiliated or associated persons is deemed to be the beneficial owner of shares of Common Stock that such person or group of affiliated or associated persons, among other things, (i) has the right to acquire, directly or indirectly, pursuant to any agreement, arrangement or understanding, (ii) has or shares the right to vote or dispose of, including pursuant to any agreement, arrangement or understanding, (iii) has an agreement with any other person with respect to acquiring, holding, voting or disposing of shares of Common Stock, or (iv) has a “Synthetic Long Position,” which includes forms of derivative ownership of shares of Common Stock.
     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights) or, in the case of shares of Common Stock issued upon conversion of the Company’s convertible securities, until the tenth day after the Distribution Date, new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on May 11, 2019 (the “Final Expiration Date”), unless earlier redeemed or exchanged by the Company as described below.
     The Purchase Price payable, and the number of shares of Common Stock or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock; (ii) upon the grant to holders of the Common Stock of certain rights, options or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the shares of Common Stock; or (iii) upon the distribution to holders of shares of Common Stock of evidences of indebtedness, cash (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid), assets, stock (other than dividends payable in Common Stock) or of subscription rights, options or warrants (other than those referred to above).
     In the event (a “Flip-in Event”), that any person or group or affiliate or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the date of the earliest of any such event, will be void), will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractions which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.
     In the event (a “Flip-over Event”) that, following the first date of public announcement that a person has become an Acquiring Person, (i) the Company merges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but its shares of Common Stock are changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power, including without limitation securities creating obligations of the Company, are sold, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the Purchase Price of the Right.
     At any time after the Distribution Date, the Directors of the Company may exchange the Rights (other than any Rights which have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a lesser ratio as determined by the Board of Directors if the Company does not have sufficient authorized and unreserved shares of Common Stock) per Right (subject to adjustment).
     The Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), at any time prior to the close of business on the Distribution Date. Immediately upon the effective date of action of the Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Company will give notice of such redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last addresses as they appear on the registry books of the Rights Agent.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
     The Rights Agreement may be amended by the Company without the approval of any holders of Rights, including amendments which add other events requiring adjustment to the Purchase Price payable and the number of shares of Common Stock or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which (i) changes the stated Redemption Price, (ii) reduces the number of shares of Common Stock for which a Right is then exercisable, or (iii) modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.
     The foregoing summary of the principal terms of the Rights Agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions of the Rights Agreement. The Rights Agreement and the Company’s press release relating to certain of the matters discussed herein are filed as Exhibits 4.1 and 99.1, respectively, to this report and are incorporated herein by reference. Unless the context otherwise requires, the capitalized terms used herein shall have the meanings ascribed to them in the Rights Agreement.

Item 2. Exhibits.

Exhibit No.	Description of Exhibit

4.1	Rights Agreement between RPM International Inc. and National City Bank, as Rights Agent, dated April 21, 2009, which is incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 27, 2009 (File No. 001-14187).

99.1	Press release of the Company, dated April 21, 2009.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RPM INTERNATIONAL INC.
By:	/s/ Edward W. Moore
Edward W. Moore
Vice President, General Counsel and Secretary

Date: May 11, 2009

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1	Rights Agreement between RPM International Inc. and National City Bank, as Rights Agent, dated April 21, 2009, which is incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 27, 2009 (File No. 001-14187).

99.1	Press release of the Company, dated April 21, 2009.

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